UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 10, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company, Bain Capital Integral Investors II, L.P. (the “Selling Shareholder”), and BMO Nesbitt Burns Inc. in connection with the sale of 1,500,000 shares of subordinate voting shares of the Company by the Selling Shareholder.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is a summary of the material terms of such agreement and does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement.

EXHIBIT INDEX

Exhibit 1.1 to this report of a Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

1.1	Underwriting Agreement, dated September 10, 2025, by and among BRP Inc., BMO Nesbitt Burns Inc., and Bain Capital Integral Investors II, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

By:	/s/ Martin Langelier
Name:	Martin Langelier
Title:	Chief Legal Officer and Corporate Services

Date: September 11, 2025